Exhibit 21.1

HARVEST OIL & GAS CORP.

Subsidiaries

Subsidiary		Jurisdiction of Formation
1.	EV Properties GP, LLC	Delaware
2.	EV Properties, L.P.	Delaware
3.	EVCG GP, LLC	Delaware
4.	CGAS Properties, L.P.	Delaware
5.	EVPP GP, LLC	Delaware
6.	EnerVest Production Partners, Ltd.	Texas
7.	EnerVest Mesa, LLC	Texas
8.	EnerVest Monroe Gathering, Ltd.	Texas
9.	EV Midstream, LLC	Delaware
10.	EV Midstream, L.P.	Delaware
11.	Belden & Blake, LLC	Ohio